Exhibit 4.4

DESCRIPTION OF INTERNATIONAL SEAWAYS, INC.’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of the material terms of our common stock and common stock purchase rights does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (our “Articles of Incorporation”), our Amended and Restated By-Laws (our “By-Laws”), the Amended and Restated Rights Agreement dated as of April 11, 2023 (the “A&R Rights Agreement”) and the Registration Rights Agreement dated as of February 23, 2024 (the “2024 Registration Rights Agreement”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit. At December 31, 2024, International Seaways, Inc. (the “Company”) had two outstanding classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”): common stock, no par value per share (the “Common Stock”) and rights to purchase common stock (the “Rights”). We encourage you to read our Articles of Incorporation, our By-Laws, the A&R Rights Agreement and the 2024 Registration Rights Agreement and the applicable provisions of the Republic of Marshall Islands Business Corporations Act (the “BCA”) for additional information.

General

Our authorized capital stock consists of 100,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, no par value. All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of our Common Stock have no preemptive rights, conversion rights or other subscription rights as set out in our Articles of Incorporation, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Exchange

Our Common Stock is listed on the New York Stock Exchange under the symbol “INSW.”

Transfer Agent

Computershare Trust Company, N.A. is the registrar and transfer agent for our Common Stock.

Voting Rights

The holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights. Except as otherwise provided by law, our Articles of Incorporation or our By-Laws, matters will generally be decided by a majority of the votes cast once quorum is met.

Dividend Rights

The holders of our Common Stock are entitled to such dividends as our Board of Directors may declare from time to time from legally available funds, based on the number of shares of Common Stock then held of record by such holder, subject to the preferential rights of the holders of any shares of preferred stock that we may issue in the future.

Rights upon Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Stock are entitled to share, on a pro rata basis, all assets remaining after payment to claimants and creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

Certain Anti-Takeover Effects

Our Articles of Incorporation and By-Laws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by the stockholders. Examples of such provisions in our Articles of Incorporation and By-Laws relating to corporate governance and the rights of stockholders, certain of which may be deemed to have a potential “anti-takeover” effect, include:

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 100,000,000 authorized shares of Common Stock and 10,000,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board of Directors (the “Board”) to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our Board. The authorized but unissued stock may be issued by the Board in one or more transactions. In this regard, our Articles of Incorporation grants the Board broad power to establish the rights and preferences of authorized and unissued preferred stock. Although our Articles of Incorporation prohibits the Board, without the affirmative vote of at least a majority of the total voting power of our outstanding shares of capital stock entitled to vote on such matters, voting as a class, from issuing any preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of the Company more difficult or costly, the issuance of shares of preferred stock pursuant to the Board’s authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The Board does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law or our Articles of Incorporation.

Action by Written Consent. Our By-Laws and Section 67 of the BCA provide that stockholder action can be taken by written consent in lieu of a meeting if all stockholders entitled to vote on the subject matter unanimously consent.

Special Meetings of Stockholders. Our By-Laws provide that special meetings of our stockholders may be called only by the President or any Vice President, by resolution of the Board or by holders of not less than 25% of all outstanding shares entitled to vote on the matter for which the meeting is called. Our By-Laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures. Our By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the immediately preceding annual meeting. In the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder must be received no earlier than 90 days prior to the annual meeting and not later than the later of 60 days prior to the annual meeting or 10 days following the public announcement of the date of the annual meeting. Our By-Laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Super Majority Approval Requirements. Our By-Laws provide that our Board, at any regular meeting or special meeting called for the purpose, and our stockholders, at any annual meeting or special meeting called for the purpose, may make, alter, amend or repeal our By-Laws. However, our Board may not, without the affirmative vote of a majority of the outstanding stock entitled to vote on such matters, alter, amend or repeal certain provisions of our By-Laws, including those relating to stockholder meeting quorum requirements, majority election of directors, notification of the nominations for the election of directors, special meetings of our Board, committees of the Board and amendments to the By-Laws. Further, our Board may not, without the affirmative vote of the holders of two-thirds or more of the outstanding stock entitled to vote on such matters, alter, amend or repeal certain other provisions of our By-Laws, including those relating to the calling of special meetings by stockholders and stockholder action by written consent.

The BCA provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote is required to amend a corporation’s articles of incorporation, unless the articles of incorporation requires a greater percentage. Our Articles of Incorporation provides that specified provisions, including those relating to amendment of our Articles of Incorporation and the procedures by which any action required or permitted to be taken by holders of Common Stock may be performed, may only be amended or repealed by the affirmative vote of two-thirds of the combined voting power of the outstanding shares of our capital stock.

The combination of these provisions may make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain or discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Rights to Purchase Common Stock

On May 8, 2022, we entered into a shareholder rights plan in the form of a Rights Agreement (the “Rights Agreement”), dated as of May 8, 2022, between the us and Computershare Trust Company, N.A., as rights agent. The Rights Agreement was approved by the Board. In connection with the Rights Agreement, the Board authorized and declared a dividend distribution of one Right for each outstanding share of Common Stock. The dividend was payable on May 19, 2022 to stockholders of record at the close of business on such date. While the Rights Agreement was effective immediately, the Rights would become exercisable only if a person or group acquired beneficial ownership, as defined in the Rights Agreement, of 17.5% or more of the Common Stock in a transaction not approved by the Board. In that situation, each holder of a Right (other than the acquiring person or group) would have the right to purchase, upon payment of the then-current exercise price, a number of shares of Common Stock having a market value of twice the exercise price of the Right. In addition, at any time after a person or group acquired 17.5% or more of the Common Stock (unless such person or group acquires 50% or more), the Board could exchange one share of the Common Stock for each outstanding Right (other than Rights owned by such person or group, which would have become null and void). The expiry date of the Rights Agreement was May 7, 2023.

On April 11, 2023, the Board approved the A&R Rights Agreement, which amends and restates the Rights Agreement dated as of May 8, 2022. The A&R Rights Agreement implements substantially the same features and protective measures of the Rights Agreements and includes the following revised or additional provisions:

(i)extends the expiration date from May 7, 2023 to April 10, 2026;

(ii)increases the “Acquiring Person” trigger threshold from 17.5% to 20%;

(iii)increases the “Purchase Price” from $25 to $50; and

(iv)includes a qualifying offer provision with a shareholder redemption feature.

The Board adopted the Rights Agreement and the A&R Rights Agreement to enable all stockholders of the Company to realize the full potential value of their investment in the Company. The A&R Rights Agreement is designed to prevent any individual stockholder or group of stockholders from gaining control of the Company through open market accumulation without paying a control premium to all stockholders or by otherwise disadvantaging other stockholders. The A&R Rights Agreement is not intended to prevent a takeover or deter fair offers for securities of the Company that deliver value to all stockholders on an equal basis. It is designed, instead, to encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

The Board may consider an earlier termination of the A&R Rights Agreement if market and other conditions warrant.

The 2024 Registration Rights Agreement

On February 23, 2024, the Company entered into the 2024 Registration Rights Agreement with Wayzata Opportunities Fund III, L.P (together with its successors and permitted assigns, the “2024 Registration Rights Holders”). The 2024 Registration Rights Holders and any person or entity who hereafter becomes a party to the 2024 Registration Rights Agreement will be entitled to registration rights pursuant to the terms of the 2024 Registration Rights Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the 2024 Registration Rights Agreement.

Pursuant to the 2024 Registration Rights Agreement, the Company filed a shelf registration statement registering the resale of the 2024 Registration Rights Holders’ shares on Form S-3ASR (File No. 333-278975) with the Securities and Exchange Commission on April 29, 2024.